July 9, 2019

Barry F. Cohen
Chief Executive Officer and Acting Chief Financial Officer
AVRA Medical Robotics, Inc.
3259 Progress Drive, Suite 112A
Orlando, Florida 32826

       Re: AVRA Medical Robotics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 333-216054

Dear Mr. Cohen:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery